FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: December 1997

NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 6, 1998			NEWCOURT CREDIT GROUP INC.
By: John P. Stevenson
Corporate Secretary

CONSOLIDATED FINANCIAL STATEMENTS


NEWCOURT CREDIT GROUP INC.


For the years ended December 31, 1997 and December 31, 1996

	AUDITORS' REPORT




To the Shareholders of
Newcourt Credit Group Inc.

We have audited the consolidated balance sheets of Newcourt Credit Group Inc. as at December 31, 1997 and 1996 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years then ended in accordance with accounting principles generally accepted in Canada.






Toronto, Canada                        Ernst & Young
February 4, 1998                       Chartered Accountants

Newcourt Credit Group Inc.

CONSOLIDATED BALANCE SHEETS


[in thousands of Canadian dollars]




                                            	As at December 31
                                            	1997	         1996

                                             $	            $

ASSETS
Cash and short term investments	                 7,413       	51,184
Cash held in escrow [note 21]	               1,771,000
Investment in finance assets [note 3]	       2,461,401 	    1,072,277
Assets held for securitization and
 syndication [note 4]	                       1,091,398	       774,000
Investment in affiliated companies [note 5]	   173,918	       162,308
Accounts receivable, prepaids and other	       181,736	        58,469
Fixed assets [note 6]                          	87,396        	40,859

Goodwill at cost, net of accumulated
  amortization of $11,961; 1996 - $2,861
  [note 7]	                                    408,754        	54,279
Total Assets                                	6,183,016     	2,213,376

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	      303,968	        93,338
Debt [note 9]                               	2,789,816	     1,592,026
Future income tax liability [Note 12]	          27,739        	12,078
Total Liabilities	                           3,121,523	     1,697,442
Shareholders' Equity
Share capital [note 10]	                     2,935,402       	415,160
Retained earnings	                             126,091       	100,774
Total Shareholders' Equity	                  3,061,493       	515,934
Total Liabilities and Shareholders' Equity  	6,183,016	     2,213,376

See accompanying notes

Newcourt Credit Group Inc.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


[in thousands of Canadian dollars, except for per share amounts]


                                         	Years ended December 31
                                          	1997	          1996

                                          	$             	$
Fee and affiliate income
	Securitization and syndication fees [note 4]	188,837	87,506
	Net income from affiliated companies [notes 5 & 9]	9,552	8,549
	Management and other fees	35,697	23,148
	234,086	119,203
Net finance income [note 9]	84,349	52,386

Total asset finance income	318,435	171,589
Selling, general and other operating expenses	178,934	101,738
Depreciation and amortization	20,427	5,701
Operating income before restructuring charges and taxes	119,074	64,150
Restructuring charges [note 8]	103,000	-
Operating income before income taxes	16,074	64,150
Provision for (recovery of) income taxes [note 12]	(20,347)	13,469
Net income for the year	36,421	50,681
Retained earnings, beginning of year	100,774	56,942
Dividends paid on common and special shares	(10,004)	(6,685)
Options purchased [note 11]	(1,100)	(164)
Retained earnings, end of year	126,091	100,774

Earnings per common share [note 8]:
Basic	$0.52	$0.96
Fully diluted	$0.52	$0.96

See accompanying notes

Newcourt Credit Group Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS


[in thousands of Canadian dollars]


                                             	Years ended December 31
                                             	1997	           1996
                                             	$              	$

OPERATING ACTIVITIES
Net income for the year	36,421	50,681
Add items not requiring an outlay of cash
	Restructuring charges	74,225	-
	Deferred income taxes	(23,516)	7,798
	Depreciation and amortization	20,427	5,701
Net change in non-cash assets and liabilities
	related to operations	(130,332)	26,881
Cash provided by (used in) operating activities	(22,775)	91,061

INVESTING ACTIVITIES
Finance assets, underwritten and purchased	(6,033,608)	(4,491,880)
Finance assets, securitized and syndicated	4,336,050	2,844,220
Finance assets, repayments and others	1,079,027	796,692
Finance assets and assets held for securitization and syndication	(618,531)	(850,968)
Business acquisitions	(621,902)	-
Investment in affiliated companies	8,821	(99,485)
Purchase of fixed assets	(35,992)	(24,772)
Cash used in investing activities	(1,267,604)	(975,225)

FINANCING ACTIVITIES
Debt issued, net 	785,765	512,834
Issue of common shares, net	453,635	231,604
Deferred tax on share issues	18,312	(4,696)
Dividends paid on common and special shares	(10,004)	(6,685)
Options purchased	(1,100)	(164)
Cash provided by financing activities	1,246,608	732,893

Decrease in cash and short term investments during the year	(43,771)	(151,271)
Cash and short term investments, beginning of year	51,184	202,455
Cash and short term investments, end of year	7,413	51,184

See accompanying notes

1. NATURE OF THE COMPANY'S OPERATIONS

The Company is an independent, non-bank financial services enterprise with operations primarily in Canada and the United States and has recently expanded its operations in the United Kingdom and Australia. The Company originates, sells and manages asset-based financing by way of secured loans, leases and conditional sales contracts. Generally, the Company retains an interest in the financings it originates. The loan origination activities focus on the commercial and corporate finance segments of the asset-based lending market.

The Company originates loans in the commercial finance market through vendor finance programs. These agreements are established with select equipment manufacturers, dealers and distributors to provide equipment sales and inventory financing. The Company serves the corporate finance market through financing services it delivers via vendors to major corporations, public sector institutions and governments.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Except as indicated in Note 20, these consolidated financial statements conform, in all material respects, with accounting principles generally accepted in the United States ("U.S. GAAP"). The more significant accounting policies are summarized below:

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

Investment in finance assets

Investment in finance assets is comprised of loans, the aggregate of finance lease receivables less unearned income and long term securitization receivable. Earned lease income is recognized on an actuarial basis which produces a constant rate of return on the net investment in the leases.

Recognition of interest income is suspended when, in management's view, a loss is likely to occur but in no event later than 90 days after an account has gone into arrears.

Deferred costs

Direct incremental costs of acquisition of finance assets and of investing in affiliated companies are deferred and amortized over the expected period of future benefit. Costs incurred during the pre-operating period of new business ventures are deferred and amortized over the expected period of future benefit.

Allowance for credit losses

Losses on finance assets and the carrying value of repossessed assets are determined by discounting at the rate of interest inherent in the original asset the expected future cash flows of the finance assets including realization of collateral values and estimated recoveries under third party guarantees and vendor support agreements.

General allowances are established for probable losses on loans whose impairment cannot otherwise be measured.

Securitizations of finance assets

The Company sells the majority of its asset-based financing originations to securitization vehicles.

The securitization transactions are accounted for as sales of finance assets, resulting in the removal of the assets from the Company's consolidated balance sheets and the computation of a gain on sale. Proceeds on sale are computed as the aggregate of the initial cash consideration and the present value of any additional sale proceeds, net of a provision for anticipated credit losses on the securitized assets and the amount of a normal servicing fee. The sale of finance assets is recorded when the significant risks and rewards of ownership are transferred.

Income is earned on the long term securitization receivable and is recognized on an accrual basis. The carrying value of this asset is reduced, as required, based upon changes in the Company's share of the estimated credit losses on the securitized assets. The Company continues to manage the securitized assets and recognizes income equal to a normal servicing fee over the term of the securitized assets.

Syndications

Other finance assets are underwritten and sold to institutional investors for cash. These transactions generate syndication fees for the Company, which generally continues to service these assets on behalf of the investors.

Fees received for syndicating finance assets are included in income when the related transaction is substantially complete provided the yield on any portion of the asset retained by the Company is at least equal to the average yield earned by the other participants involved.

Fixed assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis at rates designed to write off the assets over their estimated useful lives as follows:

	Building	20 years
	Furniture and fixtures	10 years
	Computers and office equipment	  5 years

Goodwill

Goodwill is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over a period not to exceed 20 years. The valuation and amortization of goodwill is evaluated on an on-going-basis and, if considered permanently impaired, is written down. The determination as to whether there has been an impairment in value is made by comparing the carrying value of the goodwill to the projected undiscounted net revenue stream to be generated by the related activity.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated using the temporal method, whereby monetary assets and liabilities are converted into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Gains and losses on finance assets and debt are deferred and amortized over the remaining lives of the related items on a straight-line basis. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rate in effect on the date of the transaction.

Certain foreign operations are considered self-sustaining. As a result, the assets and liabilities of these operations are translated into Canadian dollars at rates in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on these self-sustaining operations are recorded in shareholders' equity.

Income taxes

During 1997, the Canadian Institute of Chartered Accountants approved the adoption of the liability method of accounting for income taxes effective for fiscal years beginning on or after January 1, 2000. Effective January 1, 1996, the Company adopted the provisions of the standard. The adoption of the standard changes the Company's method of accounting for income taxes from the comprehensive tax allocation method to an asset and liability approach. Under the asset and liability method, future tax assets and liabilities are provided for all significant temporary differences between the financial statement and tax bases of assets and liabilities and are adjusted for tax rate changes as they occur.

The Company has retroactively adopted this standard and concluded that the adoption of this standard does not have a material impact on the Company's financial position or results of operations in the current or preceding years.

Earnings per common share

Earnings per common share is computed based on the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share has been computed based on the weighted average number of common shares outstanding after giving effect to the exercise of all outstanding options to acquire common shares.

Derivative financial instruments

Derivative financial instruments are used to hedge the Company's exposure to interest and currency risk by creating positions which are opposite to, and offset, on-balance sheet positions which arise from normal operations. The most frequently used derivatives are interest rate and currency swaps, bond forwards and foreign exchange forward contracts.

Contract and notional amounts associated with derivative financial instruments are not recorded as assets or liabilities on the balance sheet. Off-balance sheet treatment is accorded where an exchange of the underlying asset or liability has not occurred or is not assured, or where notional amounts are used solely to determine cash flows to be exchanged.

Swaps and bond forward contracts are accounted for on the accrual basis. Net accrued interest receivable/payable and deferred gains/losses are recorded in other assets or other liabilities, as appropriate. Realized gains/losses on terminated contracts are deferred and amortized over the remaining life of the related position.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENT IN FINANCE ASSETS

The investment in finance assets consists of loans, leases and the Company's investment in long term securitization receivable outstanding at December 31, 1997, which are due as follows:

                             Leases                               Net
                 			         	                     Long term	     investment
                  		Minimum	  Unearned 	Net	       securitization	in finance
           	Loans	  payments	 income	   investment	receivable     assets
           	$       $ 	       $	        $	         $             	$
1998	       327,305	379,706    72,865 	   306,841	 155,396	         789,542
1999	       136,838	342,272	   46,522	    295,750	  83,520	         516,108
2000	       121,208	242,709 	  27,717	    214,992	  47,278	         383,478
2001	       108,604	137,785 	  17,611	    120,174	  20,185	         248,963
2002	        93,309	76,813	    11,184	     65,629	  11,472         	170,410
Thereafter 	245,542	88,261	    14,121	     74,140	  33,218	         352,900
         	1,032,806	1,267,546	190,020	  1,077,526	 351,069 	      2,461,401


Minimum lease payments include the estimated unguaranteed residual value of leased assets of $57,421 [1996 - $29,920].

At December 31, 1996, the investments in loans, leases and long term securitization receivable were $571,801, $346,521 and $153,955 respectively. Included in investment in finance assets is US$876,583 [December 31, 1996 - US$600,367].

Substantially all of the investment in finance assets bear interest at varying levels of fixed rates of interest. There are no significant concentrations.

The loans included in investment in finance assets are collateralized by the related finance assets.

An analysis of the Company's allowance for credit losses and investment in finance assets is as follows:


                                           	December 31,	December 31,
                                           	1997        	1996
                                           	$           	$

Investment in finance assets	2,461,401	1,072,277

Allowance for credit losses, beginning of year	16,465	5,089
Provisions for credit losses during the year including acquisitions	31,041	14,496
Write-offs, net of recoveries	(8,943)	(3,120)
Allowance for credit losses, end of year	38,563	16,465

Allowance as a percentage of finance assets	1.6%	1.5%

Finance assets in arrears (90 days and over)	13,619	6,353

Arrears as a percentage of finance assets	0.6%	0.6%

Average recorded investment in finance assets
in arrears during the year	7,207	4,123

Finance assets in repossession, at estimated net realizable value	6,023	7,391


Credit provisions against finance assets acquired during the year amounted to $26,230 [December 31, 1996 - $11,357].

The Company has an additional specific credit loss reserve of $1,596 [December 31, 1996 - $1,928] relating to the Company's long term securitization receivable, representing its interest in the CIP I, II, III, IV, V and VI securitization vehicles. Beyond this specific credit loss reserve further losses may be provided for by a reduction in the yield earned on the long term securitization receivable.

4. SECURITIZATIONS

The Company has a securitization program under which fixed rate finance assets originated by the Company are sold to securitization vehicles. As a result of this program, a significant amount of the Company's asset finance income is derived from gains on the sale of securitized finance assets and management fees relating to such assets. The Company continues to be responsible for the administration and collection of the receivables on behalf of the investors.

Financing contracts are sold to limited partnerships funded by institutional investors through the issuance of senior and junior asset-backed instruments (92% and 8% respectively). The Company retains a one-third interest in the junior instrument on a pari passu basis with institutional investors. Consideration for the sales consist of an initial cash payment and additional sale proceeds, representing the Company's interest in cash flows of the limited partnership. The sales are non-recourse to the Company, except to the extent of the long term securitization receivable for additional sale proceeds.

Floating rate contracts are sold through public multi-seller securitization vehicles for cash consideration and additional sale proceeds. The Company provides the multi-seller with protection from certain risks of ownership by providing an over collateralization reserve which represents the Company's interest in the cash flows of the assets sold.

An undivided ownership interest in eligible inventory finance loans and revolving loans is sold on a revolving basis to a multi-seller securitization trust. The Company provides the multi-seller with protection from certain risks of ownership by providing an over collateralization reserve and a cash security subject to a dollar floor.

During the year, the Company generated net securitization income of $140,133 [1996 - $51,037] which is included in securitization and syndication fees.

Included in investment in finance assets is the long term securitization receivable comprised of (i) $319,224 [December 31, 1996 - $143,971] of additional sales proceeds which represents the Company's interest in the cash flows of the securitization vehicles, (ii) $9,006 [December 31, 1996 - $7,534] of securitization proceeds from the sale of assets to certain securitization vehicles which are to be received over the term of the securitized assets as excess servicing fees which have a first priority on all the cash flows of the vehicles and (iii) $22,839 [December 31, 1996 - $2,450] representing the additional cash security provided to certain multi-seller securitization vehicles.

As at December 31, 1997, the Company had commitments or substantially completed com- mitments to fund or support the funding of the following amounts:


                 			$
Commercial Finance 	3,606,000
Corporate Finance    	675,000
                   	4,281,000


5. INVESTMENT IN AFFILIATED COMPANIES

Investment in affiliated companies represents the Company's investment in its foreign affiliates through which the international based operations of the Company are conducted and additional investment in other affiliated companies.

6. FIXED ASSETS


Fixed assets consist of the following:


                          December 31, 1997           December 31, 1996
                                  Accumulated	                    Accumulated
                          Cost   	depreciation       	Cost	       depreciation
                         	$	            $	            $	           $

Land and buildings	14,654	3,281	5,590	1,011
Furniture and fixtures	48,658	15,143	19,982	3,767
Computers and office equipment	56,552	17,300	25,041	6,767
Other	4,182	926	1,914	123
	124,046	36,650	52,527	11,668
Net book value	87,396		40,859


7. ACQUISITIONS

On August 29, 1997, the Company acquired all of the outstanding common shares of Commcorp Financial Services Inc. ("Commcorp") for approximately $366 million of which $89 million was paid in cash, and the remaining $277 million through the issuance of common shares. Commcorp provides asset finance and management services to a broad range of industries.

On September 5, 1997, the Company purchased the Business
Technology Finance ("BTF") division of Lloyds UDT for approximately $493 million paid in cash for assets acquired less the assumption of certain business liabilities. BTF operates primarily in three markets: information technology, telecommunications, and business equipment.

Other acquisitions made by the Company include Lease Finance Group Limited Partnership, Omni Financial Services of America, Inc., ERF and an additional interest in BML Leasing Limited for approximately $40 million in cash consideration.

These acquisitions have been accounted for as purchases, and accordingly the consolidated financial statements include the results of operations of the acquired businesses from the dates of acquisition. The net assets acquired are as follows:



                                       	Commcorp	BTF	    Others	  Total
                                       	$	       $	      $	       $

Net assets acquired at approximate fair values
Investment in finance assets	596,891	421,802	69,298	1,087,991
Investment in affiliated companies	18,471	-	1,960	20,431
Accounts receivable, prepaids and other	32,368	9,854	16,618	58,840
Fixed assets	14,143	2,195	4,678	21,016
	661,873	433,851	92,554	1,188,278

Accounts payable and accrued liabilities	123,734	30,546	11,160	165,440
Debt	351,120	-	60,905	412,025
Deferred income taxes	68,911	-	1,605	70,516
	543,765	30,546	73,670	647,981

Net assets acquired	118,108	403,305	18,884	540,297

Consideration
Cash	88,633	493,049	40,220	621,902
Common shares	277,295	-	-	277,295
Total consideration	365,928	493,049	40,220	899,197
Goodwill	247,820	89,744	21,336	358,900


Upon completion of these acquisitions, total goodwill amounted to $420,715 [December 31, 1996 - $57,140].

8. RESTRUCTURING CHARGES

During the year, the Company recorded restructuring charges totaling $103,000. These charges are related to costs expected to be incurred in connection with the announced plans to integrate Commcorp and rationalize certain of Newcourt's other businesses in Canada and the United States. The charges comprise amounts for severance and office closings and to write-off certain redundant start-up and systems costs. The Company expects that its integration and rationalization plans will be completed by the end of 1998.

The effect on net income after income taxes and earnings per common share of this charge is set out below:

                       	  $
Restructuring charges	    103,000
Taxes recoverable	        (46,350)
Net restructuring charges 	56,650

Earnings per common share:
Basic
- Operations		              $1.33
- Restructuring charges	   	(0.81)
                          		$0.52
Fully diluted	             	$0.52


9. DEBT

Debt consists of the following:

                                                  	December 31,	December 31,
                                                  	1997	        1996
                                                  	$           	$

Fixed Rate Debt

U.S. senior notes, bearing interest varying from 6.95%
to 7.12%, maturing in the years 2000 to 2005	149,011	143,186

U.S. senior notes, bearing interest at 8.26%,
maturing in the year 2005	143,280	137,020

Medium term notes, bearing interest rates varying from
4.4% to 9.34% maturing in the years 1998 to 2007	1,118,433	328,050

7.625% debenture, maturing in June, 2001	124,802	124,745

6.45% debenture, maturing in June, 2002	149,782	149,733

Other

Commercial paper and other short term borrowings	834,281	594,723

Fixed rate debt, bearing interest varying from 5.2% to 12.89%
with the related investment in finance assets pledged as
security	270,227	114,569
	2,789,816	1,592,026


Interest expense on the debt outstanding during the year was $145,252 [1996 - $104,601], of which $16,363 [1996 - $12,689] has been deducted from net income from affiliated companies and the balance $128,889 [1996 - $91,912] deducted from net finance income.

On August 12, 1997, the Company increased its Canadian bank facility to $750 million. On May 14, 1997, the Company renewed and increased its U.S. bank facility to US$600 million. The Canadian bank facility and one-third of the U.S. bank facility is a 364-day committed unsecured revolving credit facility with a syndicate of Canadian, U.S. and international banks. The remaining two-thirds of the U.S. bank facility is a three-year committed unsecured revolving credit facility. These credit facilities are used as interim funding pending syndication, sale, securitization, collection of proceeds of financings assets, or as support for the Company's $750 million Canadian commercial paper program and its US$600 million U.S. commercial paper program. The Canadian and U.S. bank facilities attract interest at bankers' acceptance plus 45 basis points and LIBOR plus 45 basis points, respectively. The amount of unused Canadian and U.S. bank facilities are $750,000 [December 31, 1996 - $450,000] and
US$500,000 [December 31, 1996 - US$420,000] respectively.

The weighted average interest on commercial paper outstanding at the end of the year is 5.96% [1996 - 5.49%].

Included in debt is US$1,388,211 [December 31, 1996 - US$990,243] of which US$1,323,211 [December 31, 1996 - US$925,243] was used to fund leases and loans which are repayable in U.S. dollars. The remainder was swapped into floating rate Canadian dollar debt.

The Company's U.S. senior notes, medium term notes, debentures and bank facilities' agreements contain certain restrictive convenants which include maintaining certain asset and debt to equity ratios, certain levels of forward funding commitments, credit losses and arrears within defined levels and expense and earnings ratios.
The Company is in compliance with all restrictive convenants.


As of December 31, 1997, scheduled repayments are as follows:

     	    $
1998	    1,237,082
1999   	   228,653
2000	      258,782
2001      	242,616
2002	      235,472
Thereafter	587,211
        	2,789,816


10. SHARE CAPITAL

Authorized -

The Company's authorized share capital consists of the following:

[i]	Unlimited Common Shares with voting rights;
[ii]	Unlimited Special Shares without voting rights convertible
into Common Shares on a share-for-share basis; and [iii] Unlimited Class A Preference Shares issuable in series.

Outstanding -

The following is a summary of the changes in share capital during the year:


                                      	Year ended	       Year ended
                                      	December 31,	     December 31,
                                        	1997	              1996
                                      	#	        $	      #	         $

Subscription Rights [Note 21]
Outstanding, beginning of year	-	-	-	-
Proceeds of rights issue, net	38,500,000	1,758,493	-	-
Outstanding, end of year	38,500,000	1,758,493	-	-

Common Shares
Outstanding, beginning of year	60,182,688	415,160	22,664,466	188,166
Proceeds of share issue, net	13,910,000	481,030	7,150,000	224,434
Issued on acquisition [note 7]	8,214,843	277,295	-	-
Stock options exercised	743,172	2,839	3,250	44
Others	20,255	585	74,303	2,430
2:1 share division	-	-	30,091,344	-
Conversion of special shares	-	-	199,325	86
Outstanding, end of year	83,070,958	1,176,909	60,182,688	415,160

Special Shares
Outstanding, beginning of year	-	-	199,325	86
Conversion to common shares	-	-	(199,325)	(86)
Outstanding, end of year	-	-	-	-

Total Share Capital	121,570,958	2,935,402	60,182,688	415,160


Public Offerings

On April 22, 1996, the Company completed a public offering of 3,850,000 (7,700,000 post split) Common Shares at $28.50 per share for gross proceeds of $109,725. Expenses of this issue, net of deferred income tax recoveries of $2,292, amounted to $2,802.

On September 30, 1996, the Company completed a public offering of 3,300,000 (6,600,000 post split) Common Shares at $36.50 per share for gross proceeds of $120,450. Expenses of this issue, net of deferred income tax recoveries of $2,404, amounted to $2,939.

On March 11, 1997, the Company completed a public offering of 2,475,000 (4,950,000 post split) Common Shares at $51.00 per share for gross proceeds of $126,225. Expenses of this issue, net of deferred income tax recoveries of $2,508, amounted to $3,066.

On August 29, 1997, the Company completed a public offering of 7,260,000 common shares at $38.50 per share for gross proceeds of $279,510. Expenses of this issue, net of deferred income tax recoveries of $5,571, amounted to $6,809.

Treasury Issue

On September 24, 1997, the Company completed a private placement of 1,700,000 common shares at $50.10 per share for proceeds of $85,170.

Special Shares

On July 2, 1996, the remaining 199,325 Special Shares were converted into 199,325 (398,650 post split) Common Shares.

Common Shares

Effective April 14, 1997, the Company subdivided on a two-for-one basis all of the Company's issued and outstanding Common Shares and all the Company's Common Shares reserved for issuance.

11. EMPLOYEE STOCK OPTION PLAN

During the year, the Company's Stock Option Plan as approved by the shareholders at the Annual General Meeting was amended. Under the amended Plan, the Company may issue 9,046,878 common shares to employees and directors of the Company at the discretion of the Board of Directors. The number of shares which may be issued under options to any individual employee or director shall not exceed in the aggregate 5% of the total of the outstanding shares. During the year the Company issued 2,557,298 options. The exercise price of each option equals the closing market price of the Company's shares on the day preceding the grant of the option. If there is no trading on the date preceding the date of grant then a weighted average trading price for the five days prior to the date of grant is used. Upon granting of an option, the Company designates both vesting and expiry dates of the options, of which the maximum term is ten years. The vesting period is determined by the Company upon granting of the options.


As at December 31, 1997, the following common share options were outstanding:



                       Number of Shares   Per Share
                                          $             Expiry Date

Options granted to:

Directors                15,600             6.75        February 23, 1998
                         30,000             7.75        February 23, 1998
                         28,000             8.75        February 23, 1998
                         25,000            14.40        February 23, 2001
                         12,000            24.25        February 6, 2007
                         20,000            24.25        May 2, 2007
                         18,000            26.00        May 2, 2007
Employees
                        119,400             6.75        February 23, 1998
                        152,500             7.75        February 28, 1998
                        514,502            12.00        January 29, 2001
                        355,700            24.25        February 6, 2007
                      2,054,998            26.00        May 2, 2007
                         50,000            49.50        August 16, 2004
                         22,000            49.50        September 16, 2007
                         23,400            47.20        October 30, 2007
                      3,441,100



Of the above, stock options on 698,413 common shares are exercisable as at December 31, 1997. The remaining stock options on 2,742,687 common shares are exercisable as follows:


Number of Shares      Exercisable Date
186,539               1998
638,125               1999
639,325               2000
639,323               2001
639,375               2002
2,742,687


During 1997, the Company purchased 56,802 [1996 - 11,598] options at their fair market value resulting in a cash distribution of $1,100 [1996 - $164].

12. INCOME TAXES

(a)	The Company's provision for income taxes is lower than the
statutory rate prevailing in Canada due to lower income tax rates on income earned from operations outside Canada and the dividend deduction available as foreign earnings are repatriated.

	The following table reconciles tax expense calculated at the statutory rates with the actual income tax expense:

                                        	December 31,	December 31,
                                         	1997	       1996
                                        	$	           $

Income before income taxes	16,074	64,150
Statutory rate of income taxes	45%	45%

Income taxes at the statutory rate	7,233	28,868
Effect on income taxes of
	Deductible dividends	(11,705)	(12,795)
	Recognition of losses carried forward	-	(297)
	Foreign tax rate differential	(18,679)	(4,054)
	Large corporations tax	2,164	1,304
	Other	640	443
Provision for (recovery of) income taxes	(20,347)	13,469

Allocation of provision
	Current	3,169	5,671
	Future	(23,516)	7,798
	(20,347)	13,469


(b)	The tax effects of temporary differences that give rise to
significant portions of the future income tax assets and future income tax liability are presented below:


                                                December 31,    December 31,
                                                   1997           1996
                                                     $              $

Future income tax liability:

	Differences in tax and accounting
basis of finance assets                             	(118,819)     	(26,941)
	Securitization related                              	(58,806)     	(27,856)
	Other                                               	(29,224)      	(1,684)
Gross future income tax liability                   	(206,849)     	(56,481)
Future income tax asset:
	Net operating loss carryforward                     	110,172       	44,347
	Other                                                	68,938           	56
Gross future income tax asset
                                                      179,110       	44,403
Valuation allowance                                   0              0
Gross future income tax asset net of
 valuation allowance                                 	179,110       	44,403
Total future income tax liability                    	(27,739)     	(12,078)



The Company has $254,281 of net operating losses available for tax purposes to offset future taxable income arising from the reversal of deferred income tax liabilities. Net operating losses pertaining to the Canadian operations of $189,445 will expire at various dates by the year 2004. Net operating losses pertaining to the U.S. operations of $64,836 will expire at various dates by the year 2012.

(c) 	The income (loss) before income taxes and provision for
(recovery of) income taxes are as follows:

                                           1997      1996
                                           $         $
Income (loss) before income taxes
	Canada                                  	(47,023)   24,598
	United States                            	37,057   	38,538
	International                            	26,040    	1,014
                                           16,074   	64,150
Provision for current income taxes
	Canada                                    	1,338    	3,880
	United States                               	758    	1,667
	International                             	1,073      	124
                                            3,169     	5,671
Provision for (recovery of) future
 income taxes
	Canada                                  	(38,605)   	(5,458)
	United States                            	13,694    	13,256
	International                             	1,395     0
                                         	(23,516)    	7,798
Total provision for (recovery of
  income taxes)
	Current                                   	3,169      5,671
	Future                                   (23,516)    	7,798
                                          (20,347)   	13,469
Net income
	Canada                                   	(9,756)    26,176
	United States                            	22,605    	23,615
	International                            	23,572       	890
                                           36,421     50,681

</Table

13. FINANCE ASSETS UNDER MANAGEMENT

Included in finance assets under management are finance assets which have been securitized or syndicated by the Company and are not reflected on the consolidated balance sheets.

Securitized finance assets are described in Note 4. Syndicated finance assets are assets which have been sold to investors without recourse or credit enhancement.


Finance assets under management are as follows:

                        	   December 31,	December 31,
                          	 1997	        1996
                           	$           	$

Securitized finance assets 	5,626,856	   2,731,341
Syndicated finance assets	  1,386,706   	1,230,221
Syndicated finance assets
 of affiliated companies	     616,052	     655,843
                           	7,629,614	   4,617,405


14. SEGMENTED INFORMATION

The Company is in the business of underwriting and then securitizing or syndicating asset-based financings in Canada, the United States and internationally. Income is generated from these sources as securitization and syndication fees, income from affiliated companies, management fees and net finance income.

The Company's investment in finance assets at December 31 is as follows:

          	    1997	       1996
              	$	          $

Canada	        992,404	       372,785
United States	 848,686       	612,215
International 	620,311        	87,277
Total	       2,461,401	     1,072,277


Asset finance income for the year ended December 31 is as follows:


                             	         1997	       1996
                              	        $          	$

Securitization and syndication fees

	Canada	                                86,326	    36,970
	United States	                         87,302	    43,837
	International	                         15,209	     6,699
Total                                	 188,837	    87,506


                                  	1997	      1996
                                  	$	         $

Income from affiliated companies
	International	                      9,552	     8,549

Management and other fees
	Canada	                            14,771	     9,237
	United States                     	20,926 	   13,911
Total	                              35,697    	23,148

Net finance income
	Canada	                            43,794    	23,671
	United States	                     27,468	    26,769
	International	                     13,087	     1,946
Total	                              84,349	    52,386

Total asset finance income
	Canada	                           144,891    	69,878
	United States	                    135,697    	84,517
	International	                     37,847	    17,194
Total	                             318,435	   171,589


15. LEASE COMMITMENTS

Future minimum annual payments on a cash basis under leases for premises over the next 5 years and thereafter are as follows:

             	$

1998	       9,770
1999	      10,425
2000	      10,977
2001	      11,216
2002	      10,924
Thereafter	58,551
         	111,863


Rent expense amounted to $9,632 in 1997 [1996 - $5,568].

16.	DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into derivative contracts and other hedging transactions to manage asset/liability exposures, specifically exposures to market interest rate and foreign currency risk. Market risk represents the potential for changes in the value of assets and liabilities due to fluctuations in interest and foreign exchange rates.

The notional principal amounts of the Company's derivatives and the current credit exposure are as follows:


                                                            Current
                                                            credit
  Notional principal amounts maturing <fn1>                 exposure <fn2>
                                                            Total      Total
                        Under         1 to 5     Over       Dec. 31    Dec. 31  Dec. 31
                        1 year        years      5 years    1997       1996     1997
                        $             $          $          $          $        $
Interest rate contracts
Bond forwards
Interest rate swaps     986,062       0          0          986,062    808,925  0
                        235,717       762,284    247,574  1,245,575    403,669  11,327
                      1,221,779       762,284    247,574  2,231,637  1,212,594  11,327
Foreign exchange
 contracts
Spot and forward
 contracts            1,811,703       0          0        1,811,703     16,243  0
Cross currency swaps    637,469       620,897    76,970   1,335,336     619,119 3,458
                      2,449,172       620,897    76,970   3,147,039     635,362 3,458

Total derivatives     3,670,951     1,383,181   324,544   5,378,676   1,847,956 14,785


<fn1>	Notional principal amounts are the contract amounts used in determining payments.
</fn1>
<fn2>	Credit risk exposure is the replacement cost of all contracts without taking into account any netting arrangements.  All counterparties are investment grade financial institutions.  The fair market value of derivative contracts hedging on balance sheet financial instruments is approximately $56 million.
</fn2>

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of assets and liabilities at December 31 is as follows:



                                        1997
                                         $
                                                     Estimated
                                Carrying Value       Fair Value

Assets
Investment in finance assets     	2,461,401         	2,464,976
Assets held for securitization
 and syndication                 	1,091,398         	1,091,398
Investment in affiliated companies 	173,918           	174,918

Liabilities
Debt                             	2,789,816         	2,799,179

The aggregate of the estimated fair value amounts presented does not represent management's estimate of the underlying value of the Company. Moreover, fair values disclosed represent estimates of value made at a specific point in time and may not be reflective of future fair values.

In the case of items which are short term in nature or contain variable rate features, fair value is considered to be equal to carrying value. These items are not listed above. Details of the estimated fair value of derivative financial instruments are provided in Note 16.

The estimated fair value of investment in finance assets is estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

The estimated fair value of the debt reflects changes in general interest rates which have occurred since the debt was originated and changes in the creditworthiness of the individual borrowers. For fixed rate debt estimated fair value is determined by discounting the expected future cash flows related to this debt at market interest rates for debt with similar credit risks.

18. INTEREST RATE SENSITIVITY

The table below summarizes the Company's exposure to interest rate movements by setting out the maturity or repricing date of interest rate sensitive assets and liabilities.



                                       Expiration


As at December 31, 1997      Under     1 to 5      Over
                             1 year    years       5 years     Total
                             $         $           $           $
Investment in finance assets
                              789,542  1,318,959   352,900     2,461,401
Assets held for
 securitization             1,091,398  0           0           1,091,398
Investment in affiliated
 companies                     43,830     25,285   104,803       173,918
                            1,924,770  1,344,244   457,703     3,726,717
Interest rate contracts       986,532   (696,193) (290,339)    0
Rate exposure on assets     2,911,302    648,051   167,364     3,726,717

Debt                        1,237,082    965,523   587,211     2,789,816
Interest rate swaps
                            1,405,118  (1,139,956)(265,162)    0
Rate exposure on debt
                            2,642,200    (174,433) 322,049     2,789,816
Net asset position
                              269,102     822,484 (154,685)      936,901




                                        Expiration


As at December 31, 1996
                                   Under       1 to 5      Over      Total
                                   1 year      years       5 years
                                   $           $           $         $

Investment in finance assets        538,833    356,119     177,325   1,072,277
  Assets held for securitization    774,000    0           0           774,000
Investment in affiliated companies   49,679     23,349      89,280     162,308
                                  1,362,512    379,468     266,605   2,008,585
Interest rate contracts             155,000    (35,000)   (120,000)  0
Rate exposure on assets           1,517,512    344,468     146,605   2,008,585

Debt                                691,322    465,875     434,829   1,592,026
Interest rate swaps                 605,025   (377,487)   (227,538)  0
Rate exposure on debt             1,296,347     88,388     207,291   1,592,026

Net asset position                  221,165    256,080     (60,686)    416,559

19. CONSOLIDATED STATEMENT OF CASH FLOWS AND OTHER REPORTING
DETAILS

                                           December 31,       December 31,
                                               1997              1996
                                                $                 $
Decrease in accounts receivable,
  prepaids and other                        	(101,297)         	(36,304)
Increase (decrease) in accounts
payable and accrued liabilities              	(29,035)          	63,185
Total                                       	(130,332)          	26,881
Cash interest paid                           	147,038           	94,794
Cash taxes paid                                 6,671           	12,477


20. RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

a)	These consolidated financial statements have been prepared in accordance with Canadian GAAP which conform in all material respects with U.S. GAAP, except as noted below:

[i]	For Canadian GAAP purposes, unrealized translation gains
and losses on long term monetary items are deferred and
amortized over the remaining terms of those items.  For U.S.
GAAP purposes, such gains and losses are recorded in income
immediately.
[ii]	For Canadian GAAP purposes, amounts paid to employees to
retire issued stock options without issuing common stock are recorded as capital transactions. For U.S. GAAP purposes, such amounts paid are recorded as compensation expense.
[iii]	For Canadian GAAP purposes, finance assets sold to
securitization vehicles are not consolidated.  Under U.S.
GAAP, the Company is required to consolidate certain of these securitization vehicles. In addition, U.S. GAAP requires the Company to equity account for its interest in certain other securitization vehicles. Accordingly, for U.S. GAAP purposes, the Company has deferred gains recorded on the
asset sales to these vehicles, and, in the case of
consolidated vehicles, has recorded their assets and
liabilities on its consolidated balance sheets.  The Company will recognize the deferred gains in income as the related finance assets are collected.
[iv]	The restructuring charge was reduced for costs that would
have been accrued as an adjustment to the liabilities assumed through the purchase of Commcorp and the rationalization of certain Newcourt businesses in Canada and the United States under U.S. GAAP, rather than expensed as permitted by Canadian GAAP.

	The following tables present the amounts that would have been reported for U.S. GAAP purposes in 1997 and 1996:


                                             1997         1996
                                               $            $
Net income for the year - Canadian GAAP     	36,421      	50,681
Difference in accounting for foreign
 exchange gains (losses) (net of  income
tax recovery of $6,180 [1996 - $555])       	(7,553)        	684
Difference in accounting for options retired	(1,100)       	(164)
Difference in accounting for securitization
transactions (net of  income taxes of
 $4,364 [1996 - $268])                       	5,486        	(395)
Difference in accounting for restructuring
 charge (net of income taxes of $15,600
 [1996 - nil])                               19,067        	0
Net income for the year - U.S. GAAP          52,321      	50,806

Earnings per common share:
Basic
- Operations	                                $1.28	        $0.96
- Restructuring charges	                     (0.53)	       0
                                            	$0.75	       $0.96
Fully diluted                               	$0.73       	$0.95


The following sets forth the computation of basic and diluted earnings per share for income from continuing operations before restructuring charges:


                                1997       1996
                                  $         $

Numerator
Income                         	89,904     	50,806

Denominator
Denominator for basic earnings
per common share
- weighted average shares    70,219,175    	52,799,810

Effect of dilutive securities:
Employee stock options       	1,171,555       	785,836

Denominator for diluted
 earnings per common share -
 adjusted weighted -
 average common shares
 and assumed conversions    	71,390,730    	53,585,646

Basic earnings per
 common share               $1.28         	$0.96
Diluted earnings per
 common share               $1.26         	$0.95


Changes in consolidated balance sheet items, as computed under U.S. GAAP:


                                         December 31,    December 31,
                                           1997             1996
                                            $                $
Increase in investment in finance assets   	136,646         	213,564
Increase (decrease) in accrued liabilities 	(14,137)          	3,939
Increase in debt                           	135,457         	206,498
Increase in subordinated debt               	31,422          	26,271
 Increase (decrease) in other assets        	76,127          	(3,496)
Increase in goodwill                        	19,667         	 0

Increase in future income tax liability     	13,784          	11,832

Changes in shareholders' equity, as computed under U.S. GAAP:

                                           December 31,      December 31,
                                            1997               1996
                                            $                 $
Retained earnings, beginning of year          	85,966           	41,845
Net income for the year                        52,321           	50,806
Dividends paid on common and special shares  	(10,004)           (6,685)
Retained earnings, end of year               	128,283           	85,966
Share capital [note 10]                     2,935,402          	415,160
Total Shareholders' Equity                 	3,063,685          	501,126


(b)U.S. GAAP requires the following disclosures in respect of income taxes. The following disclosures are based on amounts determined in accordance with U.S. GAAP. The tax effects of temporary differences that give rise to significant portions of the future income tax asset and future income tax liability are presented below:




                                             December 31,    December 31,
                                                1997            1996
                                                  $               $

Future income tax liability:
	Differences in tax and accounting
 basis of finance assets                     	(118,819)        	(26,941)
	Securitization related                       	(63,173)        	(16,024)
	Other                                        	(23,342)         	(1,684)
Gross future income tax liability            	(205,334)        	(44,649)

Future income tax asset:
	Net operating loss carryforward              	110,172           44,347
	Other                                         	53,641              	56
Gross future income tax asset                  163,813          	44,403
Valuation allowance                            0                 0

Gross future income tax asset net
 of valuation allowance                       	163,813          	44,403

Total future income tax liability             	(41,521)           	(246)


The Company has $254,281 of net operating losses available for tax purposes to offset future taxable income arising from the reversal of deferred income tax liabilities. Net operating losses pertaining to the Canadian operations of $189,445 will expire at various dates by the year 2004. Net operating losses pertaining to the U.S. operations of $64,836 will expire at various dates by the year 2012.

The disclosure below is based on amounts determined under U.S.
GAAP:


                                         1997      1996
                                          $         $
Income (loss) before income taxes
 	Canada                                	(19,901)  	26,019
	United States                           	39,645   	37,533
	International                            26,014    	1,010
                                          45,758     64,562
Provision for current income taxes
	Canada                                   	1,338     	4,006
	United States                              	758     	1,541
	International                            	1,073       	124
                                           3,169     	5,671
Provision for (recovery of)
 deferred income taxes
	Canada	                                 (25,905)	   (1,720)
	United States                           	14,778      9,805
	International                            	1,395      0
                                          (9,732)    	8,085
Total provision for (recovery of)
 income taxes
	Current                                  	3,169      5,671
	Future                                   (9,732)    	8,085
                                         	(6,563)   	13,756
Net income
	Canada                                   	4,666    	23,733
	United States                           	24,109    	26,187
	International                           	23,546       	886
                                         	52,321    	50,806

(c)	The Company accounts for its Stock Option Plan in accordance with Canadian GAAP on a basis consistent with Accounting
Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation expense has been recognized for its stock option plan for either Canadian or U.S. GAAP purposes. FASB Statement No. 123 provides for an alternative method of accounting for the plan for U.S. GAAP purposes. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates consistent with the method of FASB Statement No. 123, the
 Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                               1997       1996
                               $          $
Net income per U.S. GAAP       51,917     50,305
Earnings per share:
- Basic and fully
 diluted earnings per share    $0.74      $0.95


The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1997 respectively: dividend yield of 0.75 and 0.58 per cent, expected volatility of 27 and 30 per cent, risk free interest rates of 6.2 and 6.3 per cent and expected lives of 5 and 8 years.


                                      1997                     1996
                                            Weighted                   Weighted
                                             Average                    Average
                                             Exercise                   Exercise
                               Shares        Price         Shares       Price
                               #             $             #            $
Outstanding, beginning of year
                              	1,687,726      8.63        	1,119,424     6.76
Granted                       	2,557,298     26.00          	593,500    12.14
Exercised                       (802,640)     6.83          	(23,196)    7.88
Forfeited                        	(1,284)    23.02           	(2,002)   12.00
Outstanding, end of year      	3,441,100     21.96        	1,687,726     8.63
Options exercisable at year end  698,413                   1,315,207

Weighted average fair value of
  options granted during the year $12.02                   	$4.05


21. SUBSEQUENT EVENTS

On November 17, 1997, the Company agreed subject to the satisfaction of certain closing conditions to acquire all of the issued and outstanding common shares of AT&T Capital Corporation, one of the world's largest diversified equipment leasing and commercial finance companies.

On December 3, 1997, the Company completed its offering of 38.5 million subscription rights resulting in gross proceeds to the Company of $1.77 billion. The cash received upon the issuance of subscription rights has been put into escrow pending the acquisition of AT&T Capital Corporation and in return, invested in treasury bills and bankers' acceptances. Each subscription right entitles the holder to acquire one common share of the Company upon the completion of the Company's acquisition of AT&T Capital Corporation. The subscription rights consist of approximately 26 million fully paid subscription rights issued at $46 per right and approximately 12.5 million installment receipt subscription rights issued at $47.10 per right.

On January 12, 1998, the Company satisfied the closing conditions specified in the stock purchase agreement and acquired all of the issued and outstanding shares of AT&T Capital Corporation. The purchase price paid on the acquisition closing is approximately U.S. $1.61 billion (Cdn $2.3 billion), of which approximately U.S. $1.06 billion (Cdn $1.47 billion) was paid in cash and the remaining U.S. $550 million (Cdn $811 million) was satisfied through the issuance of approximately 17.6 million common shares of the Company.

The acquisition will be accounted for as a purchase in the first quarter of 1998 and accordingly the consolidated financial statements will include the results of operations of the acquired business from the date of acquisition. The net assets acquired are as follows:



                                                $
Net assets acquired at approximate fair values

Investment in finance assets                    3,964,922
Investment in capital leases                    4,711,276
Investment in operating leases                  2,283,298
Assets held for securitization and syndication    685,188
Accounts receivable, prepaids and other           917,576
                                               12,562,260
Accounts payable and accrued liabilities        1,011,283
Debt                                           10,198,722
Minority interest in preferred shares             286,562
                                               11,496,567
Net assets acquired                             1,065,693
Consideration
Cash                                            1,471,341
Common shares                                     811,157
Total consideration                             2,282,498
Goodwill                                        1,216,805


The financial statement figures of AT&T Capital Corporation as at December 31, 1997 are in accordance with accounting principles generally accepted in the United States, translated into Canadian dollars at US$ = $1.4328 Canadian.

The goodwill amount is subject to adjustment upon final determination of the fair value of assets and liabilities acquired.

22. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.



Newcourt Credit Group Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[in thousands of Canadian dollars]


December 31, 1997